UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	Director and Senior Managing Executive Officer
Date:     November 12, 2010

November 12, 2010
Sumitomo Mitsui Financial Group, Inc. (SMFG)
Consolidated Financial Results for the Six Months ended September 30, 2010
<under Japanese GAAP>
Head Office:   1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings:   Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL:   http://www.smfg.co.jp
President:   Teisuke Kitayama
Date of Payment of Interim Dividends:   December 3, 2010
Amounts less than one million yen have been omitted.
1. Consolidated Financial Results (for the six months ended September 30, 2010)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income
Six Months ended September 30, 2010	¥1,980,507	26.4%	¥540,609	143.3%	¥417,493	237.9%
Six Months ended September 30, 2009	1,566,910	(13.8)	222,225	16.4	123,540	48.3

	Net Income		Net Income
	per Share		per Share (Diluted)
Six Months ended September 30, 2010	¥ 296.64		¥ 296.63
Six Months ended September 30, 2009	128.05		125.97

Note:	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the same period in the previous fiscal year.

(2) Financial Position	(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
September 30, 2010	¥131,409,208	¥7,198,610	3.9%	¥3,547.89	(Preliminary)16.02%
March 31, 2010	123,159,513	7,000,805	4.0	3,391.75	15.02

Notes:	1.	Stockholders’ equity

		(a) as of September 30, 2010: ¥5,169,413 million (b) as of March 31, 2010: ¥4,951,323 million

	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

	3.	Capital Ratio is calculated using the method stipulated in “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Notification 20 issued by the Japanese Financial Services Agency in 2006).
2. Dividends on Common Stock per Share
(Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2010	¥—	¥45	¥—	¥55	¥100
Fiscal Year ending March 31, 2011	—	50
Fiscal Year ending March 31, 2011 (Forecast)			—	50	100

Notes:	1.	Dividend forecast remains unchanged.

	2.	Dividends on unlisted preferred stocks are reported on page 3.
3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2011)
(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year ending March 31, 2011	¥3,900,000	23.2%	¥870,000	55.7%	¥540,000	98.9%	¥382.11

Notes:	1.	Earnings forecast which was announced in May 2010 is revised. Please refer to the press release “Revision of Earnings Forecasts for the Fiscal Year Ending March 31, 2011” which is announced separately today.

	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase from the previous fiscal year.

Sumitomo Mitsui Financial Group, Inc. (8316)
4.	Other Information
(1)	There are no changes in material consolidated subsidiaries in the six months ended September 30, 2010.

(2)	There are changes in accounting principles, procedures and presentation due to changes in accounting standards and so on when preparing interim consolidated financial statements.

(3)	Number of Shares Issued (common stock)

	As of September 30, 2010	As of March 31, 2010
(a) Number of shares issued (including treasury shares)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury shares	17,080,954 shares	17,070,100 shares

Six Months ended September 30,
	2010	2009
(c) Average number of shares issued in the period	1,396,978,830 shares	922,966,966 shares
[Reference] Parent Company Only Financial Information on a Nonconsolidated Basis
1. Non-consolidated Financial Results (for the six months ended September 30, 2010)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit		Net Income
Six Months ended
September 30, 2010	¥85,600	162.6%	¥74,357	155.9%	¥71,101	316.6%	¥71,099	288.3%
September 30, 2009	32,594	(34.4)	29,058	(37.1)	17,067	(49.5)	18,309	(42.9)

Net Income per Share
Six Months ended
September 30, 2010	¥48.22
September 30, 2009	13.84

Note:	Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position	(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
September 30, 2010	¥6,141,632	¥4,796,034	78.1%	¥3,249.54
March 31, 2010	6,152,774	4,805,574	78.1	3,256.32

Note:	Stockholders’ equity
(a) as of September 30, 2010: ¥4,795,977 million (b) as of March 31, 2010: ¥4,805,574 million
2. Earnings Forecast on a Non-consolidated Basis (for the fiscal year ending March 31, 2011)
(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit
Fiscal Year ending March 31, 2011	¥220,000	64.9%	¥200,000	71.3%	¥190,000	101.0%

	Net Income		Net Income per Share
Fiscal Year ending March 31, 2011	¥190,000	187.1%	¥ 130.33

Notes:	1.	Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
	2.	Earnings forecast remains unchanged.

Sumitomo Mitsui Financial Group, Inc. (8316)
[Note on Interim Audit Process]
This quarterly (interim) earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process of interim consolidated financial statement and interim financial statement has not been completed as of the disclosure of this quarterly (interim) earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.
[Dividends Information]
  Dividends on Preferred Stock per Share
(Yen)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Preferred stock (Type 4)	Fiscal Year ended March 31, 2010	¥—	¥67,500	¥—	¥ —	¥67,500
Preferred stock (Type 6)	Fiscal Year ended March 31, 2010	—	44,250	—	44,250	88,500
	Fiscal Year ending March 31, 2011	—	44,250			88,500
	Fiscal Year ending March 31, 2011 (Forecast)			—	44,250

<Reference> Calculation for Indices
   - Forecasted Net Income per Share:

Forecasted net income – Forecasted preferred stock dividends
Forecasted number of common stocks at the Fiscal Year End (excluding treasury stock)

Sumitomo Mitsui Financial Group, Inc. (8316)
Sumitomo Mitsui Financial Group (“SMFG”) reports the financial results for the six months ended September 30, 2010.
1. Operating Results
     In the six months ended September 30, 2010, consolidated gross profit increased by ¥250.7 billion year-on-year to ¥1,316.8 billion. Factors that contributed to the increase include year-over-year increase in gross banking profit of ¥119.2 billion by Sumitomo Mitsui Banking Corporation (“SMBC”) due mainly to an increase in gains on bonds, and the gross profit of Nikko Cordial Securities Inc. that became a consolidated subsidiary in October 2009.
     Consolidated general and administrative expenses increased by ¥122.6 billion year-on-year to ¥655.6 billion due mainly to an increase in the number of consolidated subsidiaries such as Nikko Cordial Securities, while SMBC recorded ¥345.3 billion on a non-consolidated basis, almost the same as a year earlier.
     Total credit cost decreased by ¥162.7 billion year-on-year to ¥105.8 billion on a consolidated basis, due mainly to a decrease of ¥113.6 billion at SMBC as a result of measures tailored to borrowers to improve their business and financial situations.
     As a result of the factors mentioned above, SMFG recorded ordinary profit of ¥540.6 billion, year-on-year increase of ¥318.4 billion, and net income of ¥417.5 billion, year-on-year increase of ¥294.0 billion on a consolidated basis.

<Consolidated>			(Billions of yen)

	Six months	Change from the	Fiscal Year ended
	ended	six months ended	March 31, 2010
	September 30, 2010	September 30, 2009	(reference)

Consolidated gross profit	¥1,316.8	¥250.7	¥2,236.6

General and administrative expenses	(655.6)	(122.6)	(1,161.3)

Total credit cost	(105.8)	162.7	(473.0)

Gains (losses) on stocks, net	(22.6)	(13.7)	(10.1)

Ordinary profit	540.6	318.4	558.8

Net income	417.5	294.0	271.6

<SMBC, Non-consolidated>

Gross banking profit	¥838.6	¥119.2	¥1,455.3

Expenses (excluding non-recurring losses)	(345.3)	(3.6)	(685.8)

Banking profit (*)	493.3	115.6	769.5

Gains on bonds, net	151.2	112.3	37.3

Total credit cost	(43.3)	113.6	(254.7)

Gains (losses) on stocks, net	(18.3)	18.6	3.9

Ordinary profit	393.0	245.9	462.7

Net income	351.2	238.6	318.0

       (*) Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc. (8316)
2. Financial Position
     SMFG’s total assets as of September 30, 2010, were ¥131,409.2 billion, an increase of ¥8,249.7 billion compared with March 31, 2010 on a consolidated basis. Net assets were ¥7,198.6 billion, an increase of ¥197.8 billion. Stockholders’ equity was ¥4,982.1 billion, an increase of ¥337.4 billion, due mainly to recording of net income.
     Deposits decreased by ¥551.7 billion to ¥78,096.9 billion from March 31, 2010, mainly because the balance of deposits in overseas market after conversion to Japanese Yen decreased due to the stronger Yen while the balance of deposits in domestic market increased. Loans and bills discounted increased by ¥831.6 billion to ¥63,532.7 billion mainly because the balance of loans and bills discounted at SMBC on a non-consolidated basis increased in domestic market.
     Problem assets (non-performing loans as defined under the Financial Reconstruction Law) increased by ¥35.9 billion from March 31, 2010 to ¥1,607.8 billion on a consolidated basis. Problem asset ratio remained at a low level of 2.25%.
3. Earnings Forecasts for the fiscal year ending March 31, 2011
     The consolidated earnings forecast announced on May 14, 2010 has been revised as follows mainly because SMBC is expected to show an increase in banking profit and a decrease in credit cost.

Ordinary income	¥3,900	billion	(increase of ¥500 billion from the previous forecast)

Ordinary profit	870	billion	(increase of ¥180 billion from the previous forecast)

Net income	540	billion	(increase of ¥200 billion from the previous forecast)
     The non-consolidated earnings forecast remain unchanged.
4. Other
     Changes of Accounting Principles, Procedures and Presentation
     Accounting Standard for Asset Retirement Obligations
     SMFG has adopted the “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, issued on March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, issued on March 31, 2008) that became effective from the fiscal year starting on or after April 1, 2010. As a result of this change, ordinary profit and income before income taxes decreased by ¥269 million and ¥3,851 million, respectively.

Sumitomo Mitsui Financial Group, Inc. (8316)
5. Consolidated Financial Statements
  (1) Consolidated Balance Sheets

	(Millions of yen)
	September 30,	March 31, 2010
	2010	(condensed)

Assets:
Cash and due from banks	¥4,893,453	¥5,839,672
Call loans and bills bought	849,184	1,121,145
Receivables under resale agreements	63,038	25,226
Receivables under securities borrowing transactions	4,975,505	5,440,622
Monetary claims bought	1,077,846	1,006,738
Trading assets	8,771,403	6,708,688
Money held in trust	22,457	18,734
Securities	33,435,725	28,623,968
Loans and bills discounted	63,532,671	62,701,033
Foreign exchanges	980,245	1,107,289
Lease receivables and investment assets	1,761,258	1,839,662
Other assets	5,021,784	3,610,046
Tangible fixed assets	1,088,390	1,081,125
Intangible fixed assets	660,590	626,248
Deferred tax assets	715,973	728,586
Customers’ liabilities for acceptances and guarantees	4,622,617	3,749,056
Reserve for possible loan losses	(1,062,938)	(1,068,329)

Total assets	¥131,409,208	¥123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen	)
	September 30,	March 31, 2010
	2010	(condensed)

Liabilities:
Deposits	¥78,096,908	¥78,648,595
Negotiable certificates of deposit	8,977,715	6,995,619
Call money and bills sold	2,236,437	2,119,557
Payables under repurchase agreements	1,135,743	1,120,860
Payables under securities lending transactions	3,703,652	4,315,774
Commercial paper	351,205	310,787
Trading liabilities	6,587,071	5,066,727
Borrowed money	7,719,322	5,470,578
Foreign exchanges	264,723	192,299
Short-term bonds	1,150,585	1,212,178
Bonds	3,489,479	3,422,672
Due to trust account	187,298	159,554
Other liabilities	5,432,762	3,193,146
Reserve for employee bonuses	36,670	43,443
Reserve for executive bonuses	—	2,333
Reserve for employee retirement benefits	47,800	41,691
Reserve for executive retirement benefits	2,307	8,216
Provision for point service program	20,416
Reserve for reimbursement of deposits	9,697	11,734
Provision for loss on interest repayment	66,399
Reserves under the special laws	365	393
Deferred tax liabilities	24,464	26,520
Deferred tax liabilities for land revaluation	46,949	46,966
Acceptances and guarantees	4,622,617	3,749,056

Total liabilities	124,210,597	116,158,708

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,866	978,897
Retained earnings	1,789,404	1,451,945
Treasury stock	(124,060)	(124,061)

Stockholders’ equity	4,982,105	4,644,677

Net unrealized gains on other securities	235,442	412,708
Net deferred gains (losses) on hedges	17,081	(39,367)
Land revaluation excess	34,937	34,955
Foreign currency translation adjustments	(100,154)	(101,650)

Valuation and translation adjustments	187,307	306,646

Stock acquisition rights	144	81
Minority interests	2,029,052	2,049,400

Total net assets	7,198,610	7,000,805

Total liabilities and net assets	¥131,409,208	¥123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)
(2) Consolidated Statements of Income

	(Millions of yen		)
Six months ended September 30	2009	2010

Ordinary income	¥1,566,910	¥1,980,507
Interest income	858,852	818,685
Interest on loans and discounts	654,985	603,194
Interest and dividends on securities	126,234	134,630
Trust fees	540	1,052
Fees and commissions	321,694	428,506
Trading income	140,586	188,653
Other operating income	236,399	524,289
Other income	8,836	19,319
Ordinary expenses	1,344,685	1,439,898
Interest expenses	175,688	158,146
Interest on deposits	80,017	57,774
Fees and commissions payments	62,165	69,987
Other operating expenses	254,194	416,294
General and administrative expenses	533,021	655,630
Other expenses	319,615	139,840

Ordinary profit	222,225	540,609

Extraordinary gains	10,895	14,096
Extraordinary losses	3,043	6,517

Income before income taxes	230,076	548,187

Income taxes-current	64,943	46,527
Income taxes-deferred	(14,720)	27,318

Income taxes	50,222	73,845

Income before minority interests		474,341

Minority interests in net income	56,313	56,848

Net income	¥123,540	¥417,493

Sumitomo Mitsui Financial Group, Inc. (8316)
(3) Consolidated Statements of Changes in Net Assets

	(Millions of yen	)
Six months ended September 30	2009	2010

Stockholders’ equity
Capital stock
Balance at the end of the previous fiscal year	¥1,420,877	¥2,337,895
Changes in the period
Issuance of new shares	430,512	—

Net changes in the period	430,512	—

Balance at the end of the period	1,851,389	2,337,895

Capital surplus
Balance at the end of the previous fiscal year	57,245	978,897
Changes in the period
Issuance of new shares	434,900	—
Disposal of treasury stock	(75)	(31)

Net changes in the period	434,825	(31)

Balance at the end of the period	492,070	978,866

Retained earnings
Balance at the end of the previous fiscal year	1,245,085	1,451,945
Changes in the period
Cash dividends	(20,793)	(79,931)
Net income	123,540	417,493
Increase due to increase in subsidiaries	3	5
Increase due to decrease in subsidiaries	0	2
Decrease due to increase in subsidiaries	(5)	(4)
Decrease due to decrease in subsidiaries	(0)	(2)
Decrease due to decrease in equity method affiliates	—	(126)
Reversal of land revaluation excess	(5)	24

Net changes in the period	102,740	337,459

Balance at the end of the period	1,347,826	1,789,404

Treasury stock
Balance at the end of the previous fiscal year	(124,024)	(124,061)
Changes in the period
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	107	40

Net changes in the period	(29)	0

Balance at the end of the period	(124,054)	(124,060)

Total stockholders’ equity
Balance at the end of the previous fiscal year	2,599,183	4,644,677
Changes in the period
Issuance of new shares	865,413	—
Cash dividends	(20,793)	(79,931)
Net income	123,540	417,493
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	32	9
Increase due to increase in subsidiaries	3	5
Increase due to decrease in subsidiaries	0	2
Decrease due to increase in subsidiaries	(5)	(4)
Decrease due to decrease in subsidiaries	(0)	(2)
Decrease due to decrease in equity method affiliates	—	(126)
Reversal of land revaluation excess	(5)	24

Net changes in the period	968,049	337,428

Balance at the end of the period	3,567,232	4,982,105

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen)
Six months ended September 30	2009	2010

Valuation and translation adjustments
Net unrealized gains on other securities
Balance at the end of the previous fiscal year	(14,649)	412,708
Changes in the period
Net changes in items other than stockholders’ equity in the period	483,412	(177,265)

Net changes in the period	483,412	(177,265)

Balance at the end of the period	468,762	235,442

Net deferred losses on hedges
Balance at the end of the previous fiscal year	(20,835)	(39,367)
Changes in the period
Net changes in items other than stockholders’ equity in the period	(778)	56,448

Net changes in the period	(778)	56,448

Balance at the end of the period	(21,614)	17,081

Land revaluation excess
Balance at the end of the previous fiscal year	35,159	34,955
Changes in the period
Net changes in items other than stockholders’ equity in the period	9	(17)

Net changes in the period	9	(17)

Balance at the end of the period	35,169	34,937

Foreign currency translation adjustments
Balance at the end of the previous fiscal year	(129,068)	(101,650)
Changes in the period
Net changes in items other than stockholders’ equity in the period	42,936	1,495

Net changes in the period	42,936	1,495

Balance at the end of the period	(86,132)	(100,154)

Total valuation and translation adjustments
Balance at the end of the previous fiscal year	(129,394)	306,646
Changes in the period
Net changes in items other than stockholders’ equity in the period	525,579	(119,338)

Net changes in the period	525,579	(119,338)

Balance at the end of the period	396,185	187,307

Stock acquisition rights
Balance at the end of the previous fiscal year	66	81
Changes in the period
Net changes in items other than stockholders’ equity in the period	8	62

Net changes in the period	8	62

Balance at the end of the period	74	144

Minority interests
Balance at the end of the previous fiscal year	2,141,908	2,049,400
Changes in the period
Net changes in items other than stockholders’ equity in the period	(2,434)	(20,347)

Net changes in the period	(2,434)	(20,347)

Balance at the end of the period	2,139,474	2,029,052

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen)
Six months ended September 30	2009	2010

Total net assets
Balance at the end of the previous fiscal year	4,611,764	7,000,805
Changes in the period
Issuance of new shares	865,413	—
Cash dividends	(20,793)	(79,931)
Net income	123,540	417,493
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	32	9
Increase due to increase in subsidiaries	3	5
Increase due to decrease in subsidiaries	0	2
Decrease due to increase in subsidiaries	(5)	(4)
Decrease due to decrease in subsidiaries	(0)	(2)
Decrease due to decrease in equity method affiliates	—	(126)
Reversal of land revaluation excess	(5)	24
Net changes in items other than stockholders’ equity in the period	523,154	(139,623)

Net changes in the period	1,491,203	197,805

Balance at the end of the period	¥ 6,102,967	¥ 7,198,610

Sumitomo Mitsui Financial Group, Inc. (8316)
(4) Consolidated Statements of Cash Flows

	(Millions of yen)
Six months ended September 30	2009	2010

Cash flows from operating activities:
Income before income taxes	¥ 230,076	¥ 548,187
Depreciation	63,449	73,441
Losses on impairment of fixed assets	1,763	1,414
Amortization of goodwill	9,037	12,682
Gain on negative goodwill	—	(90)
Gain on step acquisitions	—	(12,655)
Equity in (earnings) losses of affiliates	20,042	(1,627)
Net change in reserve for possible loan losses	31,386	(8,121)
Net change in reserve for employee bonuses	(1,007)	(7,396)
Net change in reserve for executive bonuses	(513)	(2,333)
Net change in reserve for employee retirement benefits	1,764	190
Net change in reserve for executive retirement benefits	(475)	(5,929)
Net change in provision for point service program		68
Net change in reserve for reimbursement of deposits	(2,167)	(2,036)
Net change in provision for loss on interest repayment		(10,979)
Interest income	(858,852)	(818,685)
Interest expenses	175,688	158,146
Net gains on securities	(35,140)	(134,858)
Net losses from money held in trust	71	257
Net exchange losses	162,524	274,867
Net (gains) losses from disposal of fixed assets	(9,014)	1,534
Net change in trading assets	103,515	(2,085,621)
Net change in trading liabilities	(173,608)	1,545,460
Net change in loans and bills discounted	942,489	(762,014)
Net change in deposits	414,421	(252,309)
Net change in negotiable certificates of deposit	874,292	1,990,785
Net change in borrowed money (excluding subordinated borrowings)	(392,066)	1,513,802
Net change in deposits with banks	(521,488)	(84,806)
Net change in call loans and bills bought and others	(139,234)	122,862
Net change in receivables under securities borrowing transactions	506,347	465,116
Net change in call money and bills sold and others	770,214	157,326
Net change in commercial paper	—	40,418
Net change in payables under securities lending transactions	(4,654,237)	(612,122)
Net change in foreign exchanges (assets)	(37,906)	91,651
Net change in foreign exchanges (liabilities)	(64,836)	72,631
Net change in lease receivables and investment assets	125,969	84,979
Net change in short-term bonds (liabilities)	40,921	(134,393)
Issuance and redemption of bonds (excluding subordinated bonds)	(76,950)	234,471
Net change in due to trust account	50,748	27,744
Interest received	900,996	822,602
Interest paid	(181,357)	(163,964)
Other, net	(1,095,415)	(322,802)

Subtotal	(2,818,554)	2,817,896

Income taxes paid	(31,796)	(43,745)

Net cash provided (used) in operating activities	(2,850,350)	2,774,150

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen)
Six months ended September 30	2009	2010

Cash flows from investing activities:
Purchases of securities	(23,171,622)	(35,998,349)
Proceeds from sale of securities	16,187,876	25,330,499
Proceeds from maturity of securities	8,304,496	7,270,257
Purchases of money held in trust	(238)	(727)
Proceeds from sale of money held in trust	—	500
Purchases of tangible fixed assets	(82,527)	(46,007)
Proceeds from sale of tangible fixed assets	25,663	2,597
Purchases of intangible fixed assets	(35,692)	(35,405)
Proceeds from sale of intangible fixed assets	53	43
Proceeds from sale of stocks of subsidiaries	—	314
Proceeds from purchase of stocks of subsidiaries resulting in change in scope of consolidation	—	55,729
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(27,153)	(10,756)

Net cash provided (used) by investing activities	1,200,855	(3,431,305)

Cash flows from financing activities:
Proceeds from subordinated borrowings		10,000
Repayment of subordinated borrowings	(58,000)	(25,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	251,160	93,193
Repayment of subordinated bonds and bonds with stock acquisition rights	(181,220)	(246,878)
Proceeds from issuance of stocks	856,496	—
Dividends paid	(20,822)	(79,710)
Proceeds from contributions paid by minority stockholders	343,000	—
Repayment to minority stockholders	(340,000)	(309)
Dividends paid to minority shareholders	(47,664)	(52,486)
Purchases of treasury stock	(137)	(40)
Proceeds from disposal of treasury stock	32	9

Net cash provided (used) by financing activities	802,845	(301,222)

Effect of exchange rate changes on cash and cash equivalents	(236)	(8,213)

Net change in cash and cash equivalents	(846,885)	(966,591)

Cash and cash equivalents at the beginning of the period	3,800,890	3,371,193
Change in cash and cash equivalents due to merger of a consolidated subsidiary	(17,407)	—

Cash and cash equivalents at the end of the period	¥ 2,936,596	¥ 2,404,601

Sumitomo Mitsui Financial Group, Inc. (8316)
(5) Note on the Assumption as a Going Concern
     Not applicable.
(6) Segment Information
     (a) Information on profit and loss amount by segment
          Six months ended September 30, 2010
(Millions of yen)

	Banking Business
	SMBC

		Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Sub-total
Gross profit	838,587	190,191	220,720	98,963	88,826	251,717	(11,829)	117,008	955,595
Interest income	488,242	169,983	138,114	65,413	53,674	73,896	(12,837)	73,036	561,278
Non-interest income	350,344	20,208	82,606	33,550	35,152	177,821	1,007	43,972	394,316
Expenses	(345,330)	(143,393)	(109,540)	(17,660)	(29,060)	(8,936)	(36,741)	(67,799)	(413,129)
Other profit or loss	—	—	—	—	—	—	—	(19,238)	(19,238)
Consolidated net business profit	493,256	46,798	111,180	81,303	59,766	242,781	(48,571)	29,970	523,227

	Securities Services				Leasing
	SMBC Friend Securities Co., Ltd.	Nikko Cordial Securities Inc.	Others	Sub-total	Sumitomo Mitsui Finance and Leasing Co., Ltd.	Others	Sub-total
Gross profit	26,282	104,661	611	131,555	49,719	587	50,306
Interest income	380	(1,433)	434	(618)	31,291	(2,252)	29,038
Non-interest income	25,902	106,095	176	132,174	18,428	2,840	21,268
Expenses	(21,487)	(81,567)	(776)	(103,831)	(14,157)	(4,458)	(18,615)
Other profit or loss	—	(45)	(2,664)	(2,709)	(7,980)	7,686	(293)
Consolidated net business profit	4,795	23,048	(2,828)	25,015	27,582	3,815	31,397

	Credit Card Services
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	Others	Sub-total	Other Business	Total
Gross profit	90,151	45,630	3,459	139,241	6,122	1,282,822
Interest income	12,106	13,201	1,411	26,719	5,932	622,350
Non-interest income	78,045	32,428	2,047	112,521	189	660,471
Expenses	(64,255)	(33,425)	(143)	(97,824)	5,761	(627,639)
Other profit or loss	(11,636)	(7,356)	119	(18,873)	(13,426)	(54,542)
Consolidated net business profit	14,259	4,847	3,435	22,542	(1,542)	600,640

(Notes)
1.	Consolidated net business profit = SMBC’s banking profit + Other subsidiaries’ ordinary profits (excluding non-recurring factors) + ordinary profits of affiliates accounted for by the equity method X Ownership ratio - Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + ordinary profits of affiliates accounted for by the equity method X ownership ratio

3.	Consolidated net business profit of SMBC Friend Securities Co., Ltd., Nikko Cordial Securities Inc., Sumitomo Mitsui Finance and Leasing Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation are operating profit of each company, and non-operating profits or losses of the companies are classified into “Others” in each segment. For the figures on Cedyna Financial Corporation which became a consolidated subsidiary in the 1st quarter of this fiscal year, consolidated net business income amount is sum of operating profit in the 1st quarter X ownership ratio + operating profit in the 2nd quarter.

4.	“Other business” contains profit or loss to be off-set as internal transactions between segments.

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)
(b)	Difference between Total Amount of Consolidated Net Business Profit by Segment and Operating Profit on Interim Consolidated Statements of Income (adjustment of difference)

(Millions of yen)
Profit	Amount

Consolidated net business profit	600,640
Credit cost for problem loans of SMBC	(43,889)
Gains (Losses) on stocks of SMBC	(18,296)
Amortization of unrecognized retirement benefit obligation of SMBC	(18,999)
Operating profit of consolidated subsidiaries other than segment report	39,670
Amortization of goodwill other than segment report	(9,336)
Adjustment of profit or loss of affiliates accounted for by the equity method	(4,588)
Others	(4,590)

Operating profit on interim consolidated statements of Income	540,609

(Notes)
1.	Credit Cost = Provision for general reserve for possible loan losses (except foreign currency translation adjustment) + Write-off loans + Losses on sales of delinquent loans

2.	Net gains (losses) on stock = Gains on sale of stocks - Losses on sale of stocks - Losses on devaluation of stocks

3.	Adjustment of profit or loss of affiliates accounted for by the equity method = interim net income of affiliates accounted for by the equity method X ownership ratio - operating profit of affiliates accounted for by the equity method X ownership ratio

Sumitomo Mitsui Financial Group, Inc. (8316)
6. Non-consolidated Financial Statements
  (1) Non-consolidated Balance Sheets

	(Millions of yen)
	September 30,	March 31, 2010
	2010	(condensed)
Assets:
Current assets
Cash and due from banks	¥ 33,175	¥ 86,283
Other current assets	16,304	24,749

Total current assets	49,479	111,033

Fixed assets
Tangible fixed assets	1	1
Intangible fixed assets	7	8
Investments and other assets	6,092,144	6,041,729
Investments in subsidiaries and affiliates	6,092,144	6,041,729

Total fixed assets	6,092,153	6,041,740

Total assets	¥ 6,141,632	¥ 6,152,774

Liabilities:
Current liabilities
Short-term borrowings	¥ 948,030	¥ 948,030
Income taxes payable	18	3
Reserve for employee bonuses	106	101
Reserve for executive bonuses	—	71
Other current liabilities	4,542	5,867

Total current liabilities	952,698	954,073

Fixed liabilities
Bonds	392,900	392,900
Reserve for executive retirement benefits	—	226

Total fixed liabilities	392,900	393,126

Total liabilities	1,345,598	1,347,199

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	273,667	273,699

Total capital surplus	1,833,041	1,833,073

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	638,056	647,622

Total retained earnings	668,476	678,042

Treasury stock	(43,436)	(43,437)

Total stockholders’ equity	4,795,977	4,805,574

Stock acquisition rights	56	—

Total net assets	4,796,034	4,805,574

Total liabilities and net assets	¥ 6,141,632	¥ 6,152,774

Sumitomo Mitsui Financial Group, Inc. (8316)
(2) Non-consolidated Statements of Income

	(Millions of yen)
Six months ended September 30	2009	2010
Operating income
Dividends on investments in subsidiaries and affiliates	¥ 25,451	¥ 78,394
Fees and commissions received from subsidiaries	7,142	7,206

Total operating income	32,594	85,600

Operating expenses
General and administrative expenses	3,413	3,008
Interest on bonds	122	8,234

Total operating expenses	3,535	11,242

Operating profit	29,058	74,357

Nonoperating income	253	68
Nonoperating expenses	12,244	3,325

Ordinary profit	17,067	71,101

Income before income taxes	17,067	71,101

Current	1,227	1
Deferred	(2,469)	—

Income taxes	(1,241)	1

Net income	¥ 18,309	¥ 71,099

Sumitomo Mitsui Financial Group, Inc. (8316)
(3) Non-consolidated Statements of Changes in Net Assets

	(Millions of yen)
Six months ended September 30	2009	2010
Stockholders’ equity
Capital stock
Balance at the end of the previous fiscal year	¥ 1,420,877	¥ 2,337,895
Changes in the period
Issuance of new shares	430,512	—

Net changes in the period	430,512	—

Balance at the end of the period	1,851,389	2,337,895

Capital surplus
Capital reserve
Balance at the end of the previous fiscal year	642,355	1,559,374
Changes in the period
Issuance of new shares	430,512	—

Net changes in the period	430,512	—

Balance at the end of the period	1,072,868	1,559,374

Other capital surplus
Balance at the end of the previous fiscal year	273,808	273,699
Changes in the period
Disposal of treasury stock	(75)	(31)

Net changes in the period	(75)	(31)

Balance at the end of the period	273,732	273,667

Total capital surplus
Balance at the end of the previous fiscal year	916,163	1,833,073
Changes in the period
Issuance of new shares	430,512	—
Disposal of treasury stock	(75)	(31)

Net changes in the period	430,437	(31)

Balance at the end of the period	1,346,601	1,833,041

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the end of the previous fiscal year	30,420	30,420
Changes in the period
Net changes in the period	—	—

Balance at the end of the period	30,420	30,420

Retained earnings brought forward
Balance at the end of the previous fiscal year	653,487	647,622
Changes in the period
Cash dividends	(21,059)	(80,665)
Net income	18,309	71,099

Net changes in the period	(2,750)	(9,565)

Balance at the end of the period	650,736	638,056

Total retained earnings
Balance at the end of the previous fiscal year	683,907	678,042
Changes in the period
Cash dividends	(21,059)	(80,665)
Net income	18,309	71,099

Net changes in the period	(2,750)	(9,565)

Balance at the end of the period	681,156	668,476

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen)
Six months ended September 30	2009	2010
Treasury stock
Balance at the end of the previous fiscal year	(43,400)	(43,437)
Changes in the period
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	107	40

Net changes in the period	(29)	0

Balance at the end of the period	(43,430)	(43,436)

Total stockholders’ equity
Balance at the end of the previous fiscal year	2,977,547	4,805,574
Changes in the period
Issuance of new shares	861,025	—
Cash dividends	(21,059)	(80,665)
Net income	18,309	71,099
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	32	9

Net changes in the period	858,169	(9,596)

Balance at the end of the period	3,835,717	4,795,977

Stock acquisition rights
Balance at the end of the previous fiscal year	—	—

Changes in the period
Net Changes in the items other than stockholders’ equity in the period	—	56

Net Changes in the period	—	56

Balance at the end of the period	—	56

Total net assets
Balance at the end of the previous fiscal year	2,977,547	4,805,574
Changes in the period
Issuance of new shares	861,025	—
Cash dividends	(21,059)	(80,665)
Net income	18,309	71,099
Purchase of treasury stock	(137)	(40)
Disposal of treasury stock	32	9
Net Changes in the items other than stockholders’ equity in the period	—	56

Net changes in the period	858,169	(9,539)

Balance at the end of the period	¥ 3,835,717	¥ 4,796,034

(4) Note on the Assumption as a Going Concern
     Not applicable.